June 22, 2018

Mr. John Ganley
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:

Second Nature Series Trust; File Nos. 333-216601, 811-23266

Dear Mr. Ganley:

On June 21, 2018, Second Nature Series Trust (the “Registrant”) filed Pre-Effective Amendment No. 2 to its registration statement (the “Registration Statement”) on Form N-1A.  The Registration Statement was filed for the primary purpose of registering shares of the Second Nature Thematic Growth Fund (the “Fund”).

On June 22, 2018, Senior Counsel Kimberly Browning provided comments to me by phone.  Those comments are summarized below.  Following each comment are the Registrant’s responses, which the Registrant has authorized Thompson Hine to make on its behalf.  Capitalized terms used but not otherwise defined herein have the meaning ascribed to them in the document to which the applicable comment relates.

Prospectus

Fund Summary (page 1)

1.

Comment:  In footnote 3 to the Fee Table, the Registrant states that the adviser has agreed to waive its fees and reimburse expenses for at least one year after the Fund commences operations.  Please confirm that in the Registrant’s 497 filing, it will indicate that the adviser has contractually agreed to waive its fees and reimburse the Fund’s expenses for at least one year from the date of effectiveness.

Response:   The Registrant so confirms.

Philip.Sineneng@ThompsonHine.com   F: 614.469.3361   O: 614.469.3217                                                                 4840-0326-4363.1

Mr. John Ganley

June 22, 2018

Exhibits

Legal Opinion

2.

Comment:  Please confirm counsel’s understanding that, consistent with Staff Legal Bulletin No. 19, the scope of counsel’s opinion is limited to Delaware General Corporation Law, and that counsel understands that Delaware General Corporation Law includes all applicable Delaware statutory provisions and reported judicial decisions interpreting these laws.

Response:  The Registrant so confirms.

Please contact JoAnn M. Strasser at (614) 469-3265 or me at (614) 469-3217 if you have any questions or further comments.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc:  JoAnn M. Strasser, Esq.